Filed pursuant to Rule 433

Registration Statement File No. 333-144830

$1,000,000,000 5.375% Notes due 2017

Term Sheet dated December 4, 2007

Issuer:	United Technologies Corporation

Size:	$1,000,000,000

Title:	5.375% Notes due 2017

Maturity:	December 15, 2017

Coupon:	5.375%

Price to Public:	99.807%

Yield to Maturity:	5.400%

Spread to Benchmark Treasury:	UST +150 bps

Benchmark Treasury:	4.25% UST due 11/17

Benchmark Treasury Spot and Yield:	102-27+, 3.900%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2008

Redemption Provisions:

First call date and price:	Any time at the greater of 100% and the treasury rate plus 25 basis points

Trade Date:	December 4, 2007

Settlement Date:	December 7, 2007

CUSIP:	913017BM0

Denominations	$2,000 x $1,000

Ratings:	A2/A/A+ (stable/stable/stable)

Joint Bookrunning Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Banc of America Securities LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc’s toll-free number 1-800-503-4611, by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, by calling Banc of America Securities LLC’s toll-free number 1-800-294-1322, by calling Citigroup Global Markets Inc.’s toll-free number 1-877-585-5407 and by calling HSBC Securities (USA) Inc.’s toll-free number 1-866-811-8049.